Exhibit 99.1

EXHIBIT A

Following is a list of each executive officer, director or person controlling Cascade setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States of America.

Principal Employment and
Name	Position with Cascade	Business Address

Michael Larson	Business Manager	Business Manager Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033

William H. Gates III	Member	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052